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                                                                   EXHIBIT 10.17


July 22, 1996



Mr. Donn Viola
7405 Parkwood Drive
Fenton, MI 48430

Dear Donn:

This letter will amend your original offer letter dated July 12, 1996, based on our conversation of July 19, 1996. Our discussions centered on three major areas of concern:

     1. Regarding Performance Shares, you questioned whether or not those would be carried forward on a rolling basis after your retirement. In other words, would you receive the value of the performance shares that were awarded to you before retirement after retiring from the company.

         This is the first year that we have used Performance Shares at Donnelly and that issue is not addressed in our plan. However, I believe it is the intent of the plan to provide the value of performance shares that were granted prior to retirement after retirement. I will clarify this issue with the Board at the upcoming meeting in July.

     2. On the issue of retirement income, we both understand that the assumptions being used to project the benefits could vary considerably based on the performance of the company and how that performance affects stock value. However, you expressed a strong need to have your compensation package be structured so as to provide a somewhat stronger income opportunity for retirement than is currently assumed to be the case.

         In order to provide additional support in this area, the company will increase the amount to be deposited in your deferred compensation plan to $75,000 rather than the $50,000 originally offered. A new worksheet from Towers Perrin is attached to illustrate the effect of that change. As stated in your original letter, this amount will be deposited in such an account on your behalf within one year of employment. This amendment affects item 4.a. in your offer letter of July 12, 1996.

     3. The third area of concern dealt with your relocation package. Since you have concerns about selling your house in the near-term, due to its uniqueness, you inquired whether Donnelly could provide you with cash flow assistance in the purchase of a home in West Michigan.
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Donn Viola
July 22, 1996
Page 2


         Donnelly has already agreed to pay for the real estate fees and closing costs on the sale of your existing home in Pennsylvania. To assist you in purchasing a home in West Michigan, we will pay you $30,000 in lieu of those closing costs in Pennsylvania upon having made an offer and having it accepted on the home of your choice in West Michigan. This payment will be grossed up for taxes. In addition, Donnelly will cover closing costs on a new home in West Michigan and those costs will be grossed up for taxes. This modification will replace section 7.a. in your original offer letter of July 12, 1996.

We are very pleased with the prospect of having you join our organization and look forward to working with you. This offer, as amended here, remains open until the close of business on Tuesday, July 23, 1996 and is subject the contingencies #11 and 12 in your original offer letter. I will assume, based on our earlier conversations, that you remain highly interested in joining Donnelly and will attend the Board meeting on July 30, 1996 in Chicago to finalize these agreements. Please notify me today, by telephone your intention to proceed with our plans for a meeting in Chicago.

As always, feel free to contact me with questions if I can be of service.

Sincerely,

DONNELLY CORPORATION



Maryann Komejan
Senior Vice President



/jvb
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July 12, 1996



Mr. Donn Viola
7405 Parkwood Drive
Fenton, MI  48430


Dear Donn:

I am very pleased to extend to you Donnelly's offer of employment to fill the new position of Chief Operating Officer for Donnelly North American Operations. We believe you bring outstanding skills to our company and that you will find Donnelly an excellent environment in which to invest your career. We are looking forward to working with you.

You will report to the CEO of Donnelly and will work from our home office located in Holland, Michigan. The details of your offer include:

     1. A base salary of $27,083 per month. This equates to an annual salary of $325,000. This base compensation falls in the neighborhood of the 75th percentile based on national executive compensation survey data for an operation the size of our North American Operations, and as such represents a strong expression of interest for you to join Donnelly. Our policy is to review salaries for all officers annually after the close of our fiscal year. You will be eligible for review in August/September, 1997 and the Board takes action regarding officer salaries in October of each year.

     2. An annual bonus incentive will be provided which is linked to the achievement of specific business and individual goals. Achieving plan performance would result in a bonus of approximately 50% of base salary. Exceptional performance over plan goals can earn a bonus of up to 100% of base salary. Shortly after you begin work at Donnelly, I will meet with you to establish specific goals for the upcoming year. Bonus awards are typically paid in September, after the close of our fiscal year. This program will begin for you in fiscal 1997 (June '96 - June '97). Two-thirds of the first year's plan annual incentive for achieving plan (or $108,000) will be guaranteed since you were not part of the planning process for this year and will not have the full year to influence performance. This annual incentive will be paid in the August - October period of 1997.

     3. It is customary for Donnelly to consider stock options for executives annually, based on competitive market comparisons and on individual contributions made to the business. Long-term incentive compensation for your position would typically consist of annual stock option grants and performance unit grants. The initial stock option grants and performance unit grants will be priced at the date of your acceptance of the employment offer made to you. Subsequent grants will be
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Donn Viola
July 12, 1996
Page 2


         priced as of the date granted. Stock options are exercisable after one year of receiving them and no later than ten years of receiving them. Performance unit grants are paid out in cash five years after they are granted.

     4. A special one-time consideration is being offered to recognize the adjustments that will be required in making a transition to Donnelly. This one-time consideration will include two components:

         a. A $50,000 deposit into a deferred compensation program. While Donnelly does not have a deferred compensation plan in place for executives now, we will commit to having such a plan in place within one year of your employment and we will deposit $50,000 into this account on your behalf at the time the plan is adopted.

         b. Donnelly is offering you a stock option for 10,000 shares and 10,000 performance unit shares upon your employment with Donnelly. These grants are subject to approval by the Donnelly Stock Option Committee and will be governed by the terms of Donnelly plans for these programs.

     5. You will receive a company car valued at between $40,000 - $50,000. Car expenses will be covered for insurance, maintenance, and business fuel expense.

     6. Donnelly offers a very comprehensive package of group health insurance, group life insurance, 401K, employee stock purchase, and retirement plans. Vacation is six weeks. You will be provided with descriptions of all plans and I believe you will find our flexible benefit options very strong in protecting you and your family.

     7.  Our relocation package will include:

         a. Closing costs on a new home in West Michigan and real estate fees and closing costs on the sale of your existing home. These costs will be "grossed up" for taxes.

         b. Moving expenses for you, your family, and personal belongings (per company policy). We will select a mover for you or reimburse a mover of your choice upon receiving two estimates.

         c. Temporary living expenses to cover an appropriate apartment, or equivalent temporary condo/house as available, for six months in West Michigan if required. Of course, we assume that you will be interested in locating more permanent living arrangements as soon as possible after
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Donn Viola
July 12, 1996
Page 3


             accepting a position with Donnelly. If you haven't made permanent arrangements at the end of six months, we can discuss an extension. The objective is to achieve a transition as soon as possible.

         d. If you are unable to sell your home within nine (9) months of beginning work at Donnelly, we will purchase your home at fair market value (based on the average value established by two independent appraisals). If the amount that you paid for your home exceeds the appraised value, Donnelly will pay the difference, but the total price paid by Donnelly will not exceed 100% of the average appraised value.

     8. In the event that you are separated from Donnelly for any reason other than cause, we will provide a severance plan that provides 18 months of base salary and benefits, subject to a noncompete agreement in our specific area of business and closure on a separation agreement.

     9. In the event that you choose to leave Donnelly, you will receive all benefits for which you are vested per plan descriptions.

     10. In the event that there is a change in control regarding ownership of the company, all stock options and performance units will be vested consistent with the applicable plan descriptions.

     11. This offer is contingent on appropriate references being completed and that those references are positive. We have already begun this process and do not anticipate problems in this area.

     12. You have expressed an interest to meet with some of our Directors, and as a courtesy to our Directors, I feel this is also important to do before everything is totally final. I do not anticipate any issues, and expect that both you and they will feel positive about moving forward. Therefore, while I hope that you and I can reach agreement regarding this offer as soon as possible, we will wait until July 30th to totally finalize everything. I will schedule an opportunity for you to meet with our Human Resource Committee of the Board at a meeting previously scheduled in Chicago on the 30th to deal with a number of other issues.

         I plan to be in Europe and Asia for the next two weeks, which makes this the earliest time we can do this.

         We will also invite all Directors to attend, but due to their schedules, we cannot predict how many will be able to make it.
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Donn Viola
July 12, 1996
Page 4


We are pleased to extend this to offer you. In an effort to be helpful, we have enclosed a comparative summary of Donnelly's offer to your previous annual compensation package, as we understand it. This comparative summary was prepared after discussions between you and Jeff Bacher from Towers Perrin. In both the current year and over the course of your career with Donnelly, we feel this package offers substantial advantages for you and your family. Based on the Towers Perrin comparison, your total direct compensation is estimated to be equivalent to that at Mack, and the potential for the long-term (or non-direct) compensation is more favorable for you in joining Donnelly.

As the company continues to grow and develop, part of our corporate mission is to double shareholder value every five years, and our current five-year outlook is consistent with achieving this level of performance. Donnelly has grown at a compounded annual rate in excess of 15% during the past 15 years, and we believe the company is positioned for strong growth in the future. With your proven skills to shape strong operations and improve earnings, the prospects for the growth of your estate through the stock options and performance share plans should be strong. Our program for deferred compensation should also prove to be an attractive tool for enhancing your long-term financial position.

All matters not specified here will be handled in accordance with company policy. We will provide you with all appropriate policies and plan descriptions forthrightly. I believe that you will find all of them very competitive and supportive.

Of course, we understand that you will need time to assess the financial implications of this opportunity. This offer will remain open until the close of business on Friday, July 18, 1996, although the offer and your acceptance are subject to the contingencies discussed in paragraphs 11 and 12.

On behalf of myself, the Board of Directors, and the senior management team at Donnelly, we are looking forward to having you and Barbara join our company. I am convinced that you will help us make this an even stronger company and I am personally looking forward to working with you.

Sincerely,

DONNELLY CORPORATION



Dwane Baumgardner
Chairman of the Board